SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

17 May, 2011

BP AGREES SALE OF WYTCH FARM
TO PERENCO UK LIMITED

BP announced today that it has agreed to sell its interests in the Wytch Farm, Wareham, Beacon and Kimmeridge fields to Perenco UK Ltd ('Perenco') for up to $610m in cash. The price includes $55m contingent on Perenco's future development of the Beacon field and on oil prices in 2011-13.

The sale of these interests is part of BP's plan, announced in July 2010, to divest up to $30 billion of assets by the end of 2011. Before today's agreement, BP had already announced sales agreements totalling around $25 billion.

BP group chief executive Bob Dudley said: "Today's agreement brings us even closer to the target of $30 billion of divestments by year end that we set out last summer. It demonstrates that we do have assets of quality that other operators see as more strategically valuable to them than to BP, thus unlocking value for our shareholders."

An immediate payment of $500m has been made, a further $55m will be paid on completion which is expected at the end of 2011 with the remaining $55m contingent on submission of the Beacon field development plan and oil prices. Completion of the sale is subject to partner pre-emption rights and a number of third party and regulatory approvals.

The divestment of Wytch Farm is an outcome of BP's strategic aim in the UK to invest in a more focused North Sea business portfolio in the northern North Sea, central North Sea, West of Shetland and Norway.

Trevor Garlick, regional president for BP North Sea, said: "The North Sea Region is a very important area for BP and we will sustain a significant business here for the long term. We are currently investing around $4bn per annum of capital and operating expenditure, which includes four major new field development projects in the UK and two in Norway."

It is expected that impacted BP employees based at Wytch Farm will transfer with the asset to Perenco.

Notes to Editors

Equity interests
•           Wytch Farm: BP (Operator) 67.81 per cent, Premier 12.38 per cent, Maersk 7.43 per cent, Summit Petroleum Dorset Ltd 7.43 per cent, Talisman 4.95 per cent
•           Wareham and Beacon: BP (Operator) 67.5 per cent, Premier 12.5 per cent, Maersk 7.5 per cent, Summit 7.5 per cent, Talisman 5 per cent.
•           Kimmeridge: BP 100 per cent.

BP in the North Sea
•           BP is a major investor in the North Sea with an extensive portfolio of production from existing reservoirs, new projects under development and growth potential in undeveloped resources.

•           BP invested some £1.5billion of capital in the North Sea during 2010 and plans to invest some £12billion in total over the next five years.

•           Four major projects are currently underway in the UK - Clair Ridge, Quad 204 (Schiehallion), Devenick and Kinnoull and two in Norway - Skarv and Valhall Redevelopment.

•           In the 26th UKCS Licensing Round, BP was awarded licence interests in seven offshore exploration blocks - the largest licence award BP has received in the UK for more than a decade.

•           To deliver its North Sea plans, BP is looking to recruit over 300 experienced engineers annually across a range of disciplines in addition to ongoing graduate recruitment.

Perenco
Perenco is a leading European oil and gas company with a presence in 16 countries, spanning from Africa to South America, and from the Middle East to Europe. Perenco currently produces approximately 275,000 boepd and employs more than 4,500 people worldwide. Perenco is proud to be a responsible, safe operator and a partner of choice.

Further enquiries:

BP London press office              +44 (0)207 496 4076             bppress@bp.com
BP Aberdeen press office           01224 832030

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 May 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary